

Mail Stop 3561

March 21, 2016

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

   Re: Netflix, Inc.
     Form 10-K
     Filed January 28, 2016
     File No. 001-35727

Dear Mr. Wells:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7: Management's Discussion and Analysis

Overview and Results of Operations, page 17

1. We note from your disclosure that in 2016 the grandfathered pricing period for a substantial number of U.S. memberships will expire. In this regard, please quantify for us the number of memberships that will be affected and tell us the impact you expect this will have on your future results of operations. To the extent material, you are required to disclose the known uncertainty within MD&A pursuant to Item 303 (a)(3)(ii) of Regulation S-K. For further guidance, you may refer to SEC Release No. 33-8350.

Streaming Content, page 28

2.   In your disclosure, you state that "Content assets are stated at the lower of unamortized cost or net realizable value, which approximates fair value of the capitalized costs for produced content." Please describe for us how net realizable value is determined for produced content and why you believe it approximates fair value. In your response, please tell us how your accounting treatment complies with ASC 926-20-35 which indicates the valuation for impairment testing purposes is based upon the lower of unamortized capitalized costs or fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure